FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2005


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                  Canon's Court
                               22 Victoria Street
                                 Hamilton HM 12
                                     Bermuda
                    (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F [X]    Form 40-F [_]

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes [_]        No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of a press release issued by Nordic American Tanker Shipping Limited (the "Company") on November 7, 2005 announcing the delivery of the new vessel.

Exhibit 1
---------

Nordic American Tanker Shipping Ltd. (NAT) - (NYSE: NAT) Now Eight Vessels are in Service

Hamilton, Bermuda, November 7, 2005

Expansion of the Fleet
----------------------

Nordic American Tanker Shipping Ltd. (the "Company") today announced that the Company has taken delivery of the suezmax vessel that it agreed to acquire in September 2005, thereby increasing the fleet from seven to eight suezmax vessels. The 1998 built suezmax has been named Nordic Saturn and was taken over today, November 7, 2005.

As of today the vessel is employed as a member vessel in the Gemini Tankers Pool, comprising 18 double-hulled suezmax tankers, operated by OMI Corporation (the seller of the ship), thus increasing the Company's ships with spot market exposure from six to seven units. The Company's remaining vessel is employed on a long term contract.

Spot Market Indications
-----------------------

In connection with this announcement about the addition to the fleet, we take the opportunity to provide information on the recent developments in suezmax spot market rates. According to the spot assessment of The Imarex Tanker Index, which gives an indication of the level of the spot market, suezmax spot rates were on average $54,295 during October 2005. As a comparison, during the third quarter of 2005 the spot Imarex suezmax rates were on average $24,677 per day. As of November 4th the Imarex index for spot suezmax vessels stood at $63,709 per day.

In the past, the spot market has, over time, yielded a better return than the fixed rate market. A strong balance sheet and a low cash break-even level enable us to maintain a high spot market exposure. While spot rates are volatile, and could rise, fall or remain at the present levels, the growth of the fleet increases the earnings potential of the Company.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions,
including  without  limitation,   our  management's  examination  of  historical
operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.


Contacts:
                     Scandic American Shipping Ltd
                     Manager for:
                     Nordic American Tanker Shipping Ltd.
                     P.O Box 56, 3201 Sandefjord, Norway
                     Tel: + 47 33 42 73 00 E-mail: nat@scandicamerican.com Web-site: www.nat.bm

                     Rolf Amundsen
                     Chief Financial Officer
                     Nordic American Tanker Shipping Ltd.
                     Tel: +1 800 601 9079 or + 47 908 26 906

                     Herbjorn Hansson
                     Chairman & CEO
                     Nordic American Tanker Shipping Ltd.
                     Tel:  +1 866 805 9504 or + 47 901 46 291

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  (registrant)



Dated:  November 7, 2005                        By: /s/ Herbjorn Hansson
                                                    ----------------------------
                                                        Herbjorn Hansson
                                                        Chairman and
                                                        Chief Executive Officer





01318.0002 #615758